UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  ANNUAL FILING

                              (Amendment No. "3")

Metretek Technologies, Inc.
(NAME OF ISSUER)
Common Stock, par value $0.01 per share
(TITLE CLASS OF SECURITIES)
59159Q107
(CUSIP NUMBER)
12/31/04
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

                      (X)  RULE 13D-1(B)
                      ( )  RULE 13D-1(C)
                      ( )  RULE 13D-1(D)

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


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CUSIP NO. 59159Q107                                     PAGE 2 OF 9


1.   NAME OF REPORTING PERSON/EIN
          General Motors Trust Company, as trustee for GMAM Investment Funds Trust II

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*

     NOT APPLICABLE                                  A  __
                                                     B  __

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
        New York, New York


5.   SOLE  VOTING  POWER
     SHARES          0
6.   SHARED  VOTING  POWER
     SHARES          685,976
7.   SOLE  DISPOSITIVE  POWER
     SHARES          0
8.   SHARED  DISPOSITIVE  POWER
     SHARES          685,976
9.   TOTAL  BENEFICIALLY  OWNED
     SHARES          685,976
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*

     NOT  APPLICABLE

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.98%

12.  TYPE OF REPORTING PERSON*
       EP

-----------


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CUSIP NO. 59159Q107                   13G                        PAGE 3 OF 9

1.   NAME OF REPORTING PERSON/EIN
        General Motors Investment Management Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*

     NOT  APPLICABLE                                 A  __
                                                     B  __

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware


5.   SOLE  VOTING  POWER
     0
6.   SHARED  VOTING  POWER
     685,976
7.   SOLE  DISPOSITIVE  POWER
     0
8.   SHARED  DISPOSITIVE  POWER
     685,976
9.   TOTAL  BENEFICIALLY  OWNED
     685,976

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*

     NOT APPLICABLE

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.98%

12.  TYPE  OF  REPORTING  PERSON*
        IA, CO


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SCHEDULE 13G                                                        PAGE 4 OF 9
ITEM 1.

     (A)  NAME OF ISSUER
            Metretek  Technologies,  Inc.

     (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
            600 17th Street
            Suite 800 North
            Denver, CO 80202
ITEM  2.

     (A)  NAME  OF  PERSON  FILING

          (i) General Motors Trust Company, as trustee for GMAM Investment Fund Trust II ("Trust")
          (ii) General Motors Investment Management Corporation ("GMIMCo")

     (B)  ADDRESS  OF  PRINCIPAL  BUSINESS  OFFICE  OR,  IF  NONE,
          RESIDENCE

          (i)   Trust
                767 Fifth Ave.
                New York, NY  10153

         (ii)   GMIMCo
                767 Fifth Avenue
                New York, NY 10153

     (C)  CITIZENSHIP

          (i)   Trust  -  New  York
          (ii)  GMIMCo  -  Delaware

     (D)  TITLE CLASS OF SECURITIES
          Common Stock, par value $0.01 per share(Metretek Technologies Inc. Shares)

     (E)  CUSIP NUMBER
          59159Q107

ITEM 3.   IF  THIS  STATEMENT  IS  FILED  PURSUANT  TO  RULE  13D-1(B),  OR
           13D-2(B),  CHECK  WHETHER  THE  PERSON  FILING  IS  A:

(SELECT EITHER E OR F)
     (E)[x] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940 (in the case of GMIMCo)

     (F)[x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act OF 1974 or Endowment Fund (in the case of the Trust) SEE SECTION 240.13d-1(b)(1)(ii)(F)


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                                                                     PAGE 5 of 9

ITEM 4.  OWNERSHIP
The Trust is a trust formed under and for the benefit of one or more employee benefit plans ("Plans") of General Motors Corporation ("GM"), its subsidiaries and unrelated employers. GMIMCo is registered as an investment adviser under the Investment Advisers Act of 1940. Its principal business is providing investment advice and investment management services with respect to the assets of the Plans and of certain direct and indirect subsidiaries of GM and other entities. The Trust and GMIMCo are referred to herein as the "Reporting Persons."

GMIMCo has the responsibility to select and terminate investment managers with respect to the Plans. It also itself manages certain assets of the Plans. One investment manager acting with respect to the Plans is DDJ Capital Management, LLC (the "Manager"). GMIMCo and the Manager have discretionary authority over the assets of the Plans which they manage including voting and investment power with respect to securities of the Issuer included among such assets. In view of GMIMCo's management of certain assets of the Plans and GMIMCo's authority to terminate the Manager, the following information is being provided as of December 31, 2001 with respect to such securities of the Issuer under management by the Manager for the benefit of the Plans (1)(2):

     (A)  AMOUNT  BENEFICIALLY  OWNED

          (i)          Trust               685,976
          (ii)         GMIMCo              685,976
     (B)  PERCENT  OF  CLASS

          (i)          Trust               5.98   %
          (ii)         GMIMCo              5.98   %

     (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
          (I)   SOLE  POWER  TO  VOTE  OR  TO  DIRECT  THE  VOTE          0

          (II)  SHARED  POWER  TO  VOTE  OR  TO  DIRECT  THE  VOTE  -
                    Same as set forth under Item 4 (a) above
          (III) SOLE  POWER  TO  DISPOSE  OR  TO  DIRECT  THE  DISPOSITIO  -
                    0
          (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF- Same as set forth under Item 4 (a) above.

The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include shares of the Issuer and/or other securities of the Issuer in addition to those referred to in this statement ("Additional Securities"). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of GMIMCo (although the appointment of such investment managers is subject to authorization of and termination by GMIMCo as noted above). No information regarding any such holdings by such trusts under the Plans is contained in this statement.

ITEM 5.   OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS
          NOT  APPLICABLE

---------------
(footnotes)
 (1) Pursuant to Rule 13d-4. The Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such Person is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.
(2) Includes 242,988 shares which may be acquired upon the conversion of certain of the Issuer's convertible securities and warrants, calculated in accordance with rule 13d-3(d) (1).


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                                                                     PAGE 6 OF 9

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON.

            NOT APPLICABLE

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
          ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            NOT APPLICABLE

ITEM 8.   IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP

            NOT APPLICABLE

ITEM 9.   NOTICE  OF  DISSOLUTION  OF  GROUP

            NOT APPLICABLE


ITEM 10.  CERTIFICATION

By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


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                                                                     PAGE 7 of 9

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2005

                            GENERAL MOTORS TRUST COMPANY,
                            As trustee for GMEM Investment Funds Trust II

                            By:  /s/  Duen-Li Kao
                               ------------------------------------------
                                 Name:  Duen-Li Kao
                                 Title:  Managing Director, Global Fixed Income


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                                                                     PAGE 8 of 9

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2005

                              GENERAL MOTORS INVESTMENT MANAGEMENT
                              CORPORATION



                            By:  /s/  Duen-Li Kao
                               ------------------------------------------
                                 Name:  Duen-Li Kao
                                 Title:  Managing Director, Global Fixed Income

JOINT FILING AGREEMENT

     This  will  confirm the agreement by and among all the undersigned that the
Schedule 13G filed on or about this date with respect to the beneficial ownership by the undersigned of shares of common stock of Metretek Technologies, Inc. being, and any and all amendments to such Schedule may be, filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:   February 16, 2005



                            GENERAL MOTORS TRUST COMPANY,
                            As trustee for GMEM Investment Funds Trust II

                            By:  /s/  Duen-Li Kao
                               ------------------------------------------
                                 Name:  Duen-Li Kao
                                 Title:  Managing Director, Global Fixed Income



                              GENERAL MOTORS INVESTMENT MANAGEMENT
                              CORPORATION


                              By:  /s/  B. Jack Miller
                                 ------------------------------------------
                                    Name:   B. Jack Miller
                                    Title:  Chief Investment Officer,
                                            Affiliate Funds


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